BB 3/17

05038498

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39058

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Skandia Marketing, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Drive
(No. and Street)

Shelton, CT 06484
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Valerie Simpson 973-367-3221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street Hartford, Connecticut 06103
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 2005
WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SO 3/22

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, Valerie Simpson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Skandia Marketing, Incorporated, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Valerie Simpson
Signature

Financial Operations Principal
Title

ANTONIETTA GIORDANO-HALLET
Notary Public
My Commission Expires May 31, 2009

Antonietta Giordano-Hallet
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN SKANDIA MARKETING, INCORPORATED
(SEC ID No. 8-39058)

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2004 and
Report of Independent Auditors and Supplemental Report of
Independent Auditors on Internal Controls Required by SEC Rule 17a-5

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

AMERICAN SKANDIA MARKETING, INCORPORATED
(an indirect wholly-owned subsidiary of Prudential Financial, Inc.)

Index to Financial Statements and Supplemental Schedules

	Page
Report of Independent Auditors	1
Financial Statements:	
Statement of Financial Position – December 31, 2004	2
Statement of Operations - Year ended December 31, 2004	3
Statement of Changes in Shareholder's Equity - Year ended December 31, 2004	4
Statement of Cash Flows – Year ended December 31, 2004	5
Notes to Financial Statements	6
Supplemental Schedules:	
Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1	13
Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	14
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3	15
Supplemental Report of Independent Auditors on Internal Accounting Controls Required by SEC Rule 17a-5	16

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To Board of Directors and Shareholder
of American Skandia Marketing, Incorporated:

In our opinion, the accompanying statement of financial position and the related statements of operations, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of American Skandia Marketing, Incorporated (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2005

AMERICAN SKANDIA MARKETING, INCORPORATED
(an indirect wholly-owned subsidiary of Prudential Financial, Inc.)

Statement of Financial Position
December 31, 2004

ASSETS		
Cash and cash equivalents	$	9,005,536
Equity securities available for sale, at fair value (cost of $3,300 as of December 31, 2004)		3,300
Accounts receivable		2,396,615
Receivable from affiliates		8,703,236
TOTAL ASSETS	$	20,108,687
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$	8,715,369
Payable to affiliates		3,679,482
Income taxes payable		275,345
TOTAL LIABILITIES		12,670,196
Shareholder's Equity:		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		6,994,648
Retained earnings		442,251
Accumulated other comprehensive income		592
Total shareholder's equity		7,438,491
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	20,108,687

The accompanying notes are an integral part of these financial statements.

AMERICAN SKANDIA MARKETING, INCORPORATED
(an indirect wholly-owned subsidiary of Prudential Financial, Inc.)

Statement of Operations
Year ended December 31, 2004

REVENUES	
Commissions	$ 239,555,521
Mutual fund fees and charges	2,618,776
Introducing broker/dealer revenue	4,262,689
Sale of 12b-1 fees	72,565
Investment income	122,408
Other income	189,289
Total revenues	246,821,248
EXPENSES	
Commissions	241,604,053
Introducing broker/dealer distribution costs	4,262,689
Distribution costs	45,950
Other expenses	196,931
Total expenses	246,109,623
Income from operations before income tax expense	711,625
Income tax expense	245,824
Net income	$ 465,801

The accompanying notes are an integral part of these financial statements.

AMERICAN SKANDIA MARKETING, INCORPORATED
(an indirect wholly-owned subsidiary of Prudential Financial, Inc.)

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2004

	Common stock	Paid-in capital	Retained earnings	Accumulated other comprehensive income	Total shareholder's equity
Balance, December 31, 2003	1,000	6,994,648	(23,550)	437	6,972,535
Net income			465,801		465,801
Change in net unrealized investment gains, net of taxes				155	155
Balance, December 31, 2004	$ 1,000	$ 6,994,648	$ 442,251	$ 592	$ 7,438,491

The accompanying notes are an integral part of these financial statements.

AMERICAN SKANDIA MARKETING, INCORPORATED
(an indirect wholly-owned subsidiary of Prudential Financial, Inc.)

Statement of Cash Flows
Year Ended December 31, 2004

Cash flow from operating activities:	
Net Income	$ 465,801
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Decrease in accounts receivable	1,117,820
Increase in receivable from affiliates	(8,363,860)
Decrease in accounts payable and accrued liabilities	(3,550,843)
Increase in payable to affiliates	3,337,528
Decrease in income tax payable	(1,081,684)
Net cash used in operating activities	(8,075,238)
Cash flow from financing activities - Dividends paid to parent	(1,000,000)
Net increase (decrease) in cash and cash equivalents	(9,075,238)
Cash and cash equivalents at beginning of period	18,080,774
Cash and cash equivalents at end of period	$ 9,005,536
Income taxes paid	$ 1,327,517

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND OPERATION

American Skandia Marketing, Incorporated (the "Company"), with its principal offices in Shelton, Connecticut, is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey corporation. The Company is a wholly-owned subsidiary of American Skandia, Inc. ("ASI"), which in turn is an indirect wholly-owned subsidiary of Prudential Financial. On December 19, 2002, Skandia Insurance Company Ltd. (publ) ("SICL"), an insurance company organized under the laws of the Kingdom of Sweden, and the ultimate parent company of the Company prior to May 1, 2003, entered into a definitive purchase agreement with Prudential Financial whereby Prudential Financial would acquire the Company and certain of its affiliates (the "Acquisition"). On May 1, 2003, the initial phase of the Acquisition was consummated. This included Prudential Financial acquiring 90% of the outstanding common stock of Skandia U.S. Inc. ("SUSI"), an indirect parent of the Company. On September 9, 2003, Prudential Financial acquired the remaining 10% of SUSI's outstanding common stock.

The Company is the principal underwriter and broker/dealer for Securities and Exchange Commission ("SEC") registered life and annuity products issued by an affiliated company, American Skandia Life Assurance Corporation ("ASLAC"). In addition, the Company was the principal underwriter and broker/dealer for SEC registered mutual funds, American Skandia Advisor Funds ("ASAF funds") sponsored by an affiliated company, American Skandia Investment Services, Inc. ("ASISI"). Effective August 1, 2003, Prudential Investments Management Services LLC ("PIMS"), an affiliate, was appointed as a co-principal underwriter of the ASAF funds. Effective February 1, 2004, PIMS became the sole distributor of the ASAF funds. The Company is registered with the SEC and is a member of the National Association of Securities Dealers as a broker/dealer in securities.

The financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

B. Revenue Recognition

The Company received fees from ASISI to support the Company's obligations relating to its mutual fund sales and marketing activities. During the twelve months ended December 31, 2004, the Company received $344,284 for these services. These amounts are recorded as a component of mutual fund fees and charges. Effective February 1, 2004, ASISI no longer supports the Company's mutual fund obligations due to the movement of the distribution of the ASAF funds to PIMS.

The Company receives commission revenue from Prudential companies, which are subsequently paid as commission expense to broker/dealer organizations. Effective February 1, 2004, the Company no longer receives consideration from the mutual funds in the form of commissions (12b-1 fees) and front-end fee income.

The Company also receives fees from an investment firm for introducing certain investment trades to that firm. By agreement, the fees earned are used to reimburse ASLAC for certain distribution costs incurred by ASLAC.

C. Cash and Cash Equivalents

The Company's cash and cash equivalents consists of funds on deposit in a corporate account at a commercial bank, and shares of a money market mutual fund sponsored by a Prudential company. Money market mutual funds are stated at cost, which approximates market value.

D. Estimates

The preparation of financial statements in accordance with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

Effective with the acquisition of SUSI by Prudential Financial, the Company is a member of the Prudential Financial group of affiliated companies that join in filing a consolidated federal income tax return. Prior to the acquisition, the Company was included in the consolidated federal income tax return of SUSI. In addition, the Company and certain SUSI affiliates continue to join in the filing of a consolidated state income tax return.

3. INCOME TAXES (continued)

Pursuant to the Prudential Financial tax allocation arrangement, total federal income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred income taxes are generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to more likely than not be realized.

The components of income taxes for the twelve months ended December 31, 2004 were as follows:

Current tax expense:	
Federal	$241,657
State	4,167
Total current tax expense	245,824
Deferred tax benefit:	
Federal	-
State	-
Total deferred tax benefit	-
Total income tax expense	$245,824

The Company's income tax expense for the twelve months ended December 31, 2004, differs from the amount computed by applying the expected federal income tax rate of 35% to income before income taxes due to the following reasons:

Expected federal income tax	$249,069
Additional expense (benefit) resulting from:	
State taxes, net of federal benefit	2,709
Provision to return differences	(5,954)
Total income tax expense	$245,824

The Company has deferred tax liabilities of $319 related to unrealized gains on investments at December 31, 2004.

4. NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $4,842,473, which was $3,997,794 in excess of the $844,679 required. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 2.62 to 1.

5. RELATED PARTY TRANSACTIONS

The Company has arrangements with Prudential companies whereby the Company receives commission income from the sale of variable life insurance and variable annuity contracts issued by Prudential companies. Revenue recognized under these arrangements totaled $239,555,521 in 2004.

See Note 2(B) and 3 for additional related party transactions.

6. CONTINGENCIES AND LITIGATION

Contingencies
On an ongoing basis, our internal supervisory and control functions review the quality of our sales, marketing and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, we may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

It is possible that the results of operations or the cash flow of the Company in a particular period could be materially affected as a result of payments, if any, in connection with the matters discussed above depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that the ultimate payments, if any, in connection with these matters, after consideration of the indemnity coverage discussed further below, should not have a material adverse effect on the Company's financial position.

Litigation
The Company is subject to legal and regulatory actions in the ordinary course of its businesses, including class actions and individual lawsuits. Pending legal and regulatory actions include proceedings relating to aspects of the businesses and operations that are specific to the Company and that are typical of the businesses in which the Company operates. Class action and individual lawsuits involve a variety of issues and/or allegations, which include sales practices, underwriting practices, claims payment and procedures, premium charges, contact servicing and breach of fiduciary duties to customers. We are also subject to litigation arising out of our general business activities, such as our investments and third party contracts. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

6. **CONTINGENCIES AND LITIGATION (continued)**

The Company and other American Skandia entities have received formal requests for information from regulators including, among others, the New York Attorney General's Office and the Securities and Exchange Commission in connection with its mutual fund and variable annuity businesses. The Company and other American Skandia entities are engaged in ongoing discussions with the above organizations and are fully cooperating with them. The Company believes these matters are likely to lead to proceedings and/or settlements.

In recent years, a number of annuity companies have been named as defendants in class action lawsuits relating to the use of variable annuities as funding vehicles for tax-qualified retirement accounts. The Company is a defendant in one lawsuit, a purported nationwide class action complaint, filed in the United States District Court for the Southern District of New York in December 2002, *Donovan v. American Skandia Life Ass. Corp. et. al.* The complaint alleges that the Company and certain of its affiliates violated federal securities laws in marketing variable annuities and seeks injunctive relief and compensatory damages in unspecified amounts. In July 2003, the court granted the Company's motion to dismiss the complaint with prejudice. As previously reported, the United States Court of Appeals for the Second Circuit, upheld the dismissal in May 2004. The U. S. Court of Appeals for the Second Circuit denied plaintiffs petition for the appeal to be reheard *en banc* and plaintiffs sought review by the United States Supreme Court, which request was denied.

The Company is a named defendant in four arbitrations brought before the National Association of Securities Dealers ("NASD"), *Mary Dolezal, et. al. v. American Skandia Marketing, Antoinette Bokros, et. al. v. American Skandia Marketing, Peter and Sandra Batcheller v. American Skandia Marketing and American Skandia Life Assurance Company, and Sara Sofia v. American Skandia Marketing,* as well as a pending court action in Ohio, *Timothy Brainard, et al. v. American Skandia Life Assurance Corp., et. al.,* which cases all relate to the sales of variable annuities by representatives of O'Donnell Securites Corporation who were appointed with ASLAC to sell variable life and annuity products. The Company served as the distributing broker/dealer of these contracts. The cases allege that the variable annuities that were sold were unsuitable and that risks associated with the underlying investments were not fully disclosed. All claims against the Company are based on theories of agency. In the *Dolezel* matter, claimants allege investment losses in the amount of $1,363,601 and have included claims for other unspecified compensatory and punitive damages. In *Bokros*, losses are alleged to be in the amount of $2,350,249 and the Statement of Claim also includes claims for other unspecified compensatory and punitive damages. In the *Batcheller* matter, claimants are alleging market losses of $180,000 and in *Sofia,* the alleged losses are $220,000. After a ruling in the *Brainard* matter by the U.S. District Court for the Northern District of Ohio dismissing all counts of the complaint against the Company, Plaintiffs filed a Notice of Appeal on November 5, 2004, which is now pending with the U.S. Court of Appeals.

6. CONTINGENCIES AND LITIGATION (continued)

The Company also is one of the respondents in a NASD matter regarding allegations concerning improper and unsuitable sales and investments involving three American Skandia annuity contracts sold in 1998. *Richard Stein v. American Skandia Marketing, Inc., Linsco/Private Ledger Corp. and John Reutermann.* Allegations include misrepresentation, breach of fiduciary duty, and violation of securities laws; damages claimed are in excess of $50,000. The Company has filed a motion to dismiss.

The Company's parent and sole shareholder, ASI, initially was a named defendant in six purported nationwide class action lawsuits. Each of these lawsuits alleged that ASI and others violated federal securities laws in connection with late trading and market timing activities and seeks remedies, including compensatory and punitive damages in unspecified amounts. The cases are as follows: *Lowinger v. Invesco Advantage Health Sciences Fund, et al.*, filed in the United States District Court for the Southern District of New York in December, 2003 and served on ASI in February, 2004; *Russo, et al. v. Invesco Advantage Health Sciences Fund, et al.*, filed in the United States District Court for the Southern District of New York in December, 2003, this suit has not been served on ASI; *Lori Weinrib v. Invesco Advantage Health Sciences Fund, et al.*, filed in the United States District Court for the Southern District of New York in January, 2004, this suit has not been served on ASI; *Erhlich v. Invesco Advantage Health Sciences Fund et al.*, filed in the United States District Court for the District of Colorado in December, 2003, this suit was served on ASI in February, 2004; *Fattah v. Invesco Advantage Health Sciences Fund, et al.*, filed in the United States District Court for the District of Colorado in December, 2003, this suit has not been served on ASI. These cases have been consolidated in multi-district litigation located in the Baltimore Division of the United States District Court for the District of Maryland. Consolidated amended complaints were filed in the multi-district litigation in September 2004, and ASI was not named as a defendant.

The Company is also aware that ASI may be a defendant designated as one of "Does 1-500" in a suit filed in October 2003 in the United States District Court for the Central District of California entitled *Mike Sayegh v. Janus Capital Corporation, et al.* This suit alleges that various defendants engaged in improper late trading and market timing activities in various funds also named as defendants. The complaint further alleges that such activities were in violation of California Business and Professional Code Section 17200. This suit has not been served on ASI. This suit has been included in the multi-district action, discussed above.

The Company's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of the Company in a particular period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters, after consideration of the indemnity coverage discussed further below, should not have a material adverse effect on the Company's financial position.

6. **CONTINGENCIES AND LITIGATION (continued)**

It should be noted that the judgments, settlements and expenses associated with many of these lawsuits, administrative and regulatory matters, including the complaints described above, may, after satisfaction of certain retention requirements, fall within the purview of SICL's indemnification obligations to Prudential Financial and its subsidiaries under the terms of the Acquisition. Those obligations of SICL provide for indemnification of certain judgments, settlements, and costs and expenses associated with lawsuits and other claims against the Company ("matters"), and apply only to matters, or groups of related matters, for which the costs and expenses exceed $25 thousand individually. Those obligations only apply to such costs and expenses that exceed $10 million in the aggregate, subject to reduction for insurance proceeds, certain accruals and any tax benefit applicable to such amounts, and those obligations do not apply to the extent that such aggregate exceeds $1 billion.

AMERICAN SKANDIA MARKETING, INCORPORATED
(an indirect wholly-owned subsidiary of Prudential Financial, Inc.)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1

Schedule I

December 31, 2004

Shareholder's equity	$	7,438,491
Non-allowable assets		(2,415,907)
Haircut on securities		(180,111)
Charge for Excess Deductible on Fidelity Bond		-
Net capital	$	4,842,473
Aggregate indebtedness	$	12,670,196
Net capital requirement under Rule 15c3-1 (6 2/3% of aggregate indebtness)	$	844,679
Excess of net capital over minimum required	$	3,997,794
Ratio of aggregate indebtedness to net capital		2.62 to 1

There is no difference between the computation of net capital and net capital required as presented herein and that reported by the Company in Part II of Form X-17A-5 as of December 31, 2004.

AMERICAN SKANDIA MARKETING, INCORPORATED
(an indirect wholly-owned subsidiary of Prudential Financial, Inc.)

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

Schedule II

December 31, 2004

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

AMERICAN SKANDIA MARKETING, INCORPORATED

(an indirect wholly-owned subsidiary of Prudential Financial, Inc.)

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

Schedule III

December 31, 2004

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To Board of Directors and Shareholder
of American Skandia Marketing, Incorporated:

In planning and performing our audit of the financial statements and supplemental schedules of American Skandia Marketing, Incorporated (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2005